Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Financial Statement

Note 1: Nature of Operations

Hub International Investment Services Inc., (the "Company") is a financial services organization that offers investment solutions for customers by conducting business as an introducing broker-dealer and investment advisor. The Company also refers employee benefit plan customers or producers to third-party broker-dealers to hold customer accounts and effect transactions in securities on behalf of such customers. The Company was incorporated in the state of Delaware in 2007 and obtained a license to conduct operations on January 8, 2010. The Company is a wholly owned subsidiary of Hub International Limited (the "Parent"), a leading insurance broker in North America. The Parent wholly owns many other companies collectively referred to as "Subsidiaries." The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA and the Securities and Exchange Act of 1934 ("Act") Rule 15c3-3 promulgated pursuant to the Act, the Company conducts business solely as an accommodation Broker-Dealer and receives revenue in the form of commissions and fees that are assigned to the Company by third party broker-dealers. The Company does not hold customer funds, execute securities trades, establish customer accounts or determine a customer's suitability for investments. The Company has engaged with third-party broker-dealers that are responsible for opening accounts and effecting transactions for such customers. Therefore, the Company is claiming exemption from the requirement of Rule 15c3-3 of the Act pertaining to the possession or control of customer assets and reserve requirements under Footnote 74.

Note 2: Summary of Significant Accounting Policies

A. Use of estimates and assumptions
The accompanying financial statement, and these notes, are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Cash and Cash Equivalents
Cash and cash equivalents consist of cash and cash equivalents placed into high yield accounts via an interbank custodian service. The Company regularly maintains cash and cash equivalents balances that exceed Federal Deposit Insurance Corporation limits.

C. Accounts Receivable
Uncollected commissions and advisory fees from the third-party broker dealers are recorded as accounts receivable on our Statement of Financial Condition. Accounts receivables are stated net of an allowance for uncollectible accounts. Due to the immaterial nature of the Company's uncollectible commissions and advisory fees, an allowance for credit losses is not deemed necessary as of December 31, 2024.

D. Leases
The Company accounts for its leases in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

E. Goodwill and Intangible assets, net
Goodwill represents the excess of purchase price over fair value of identifiable net assets acquired through business acquisitions. In accordance with FASB ASC 350, *Intangibles – Goodwill and Other*, goodwill is not amortized but instead is reviewed for impairment on at least an annual basis.

In evaluating the recoverability of the carrying value of goodwill the Company makes assumptions regarding its fair value and determines if an indicator of goodwill impairment exists by comparing the carrying value of the Company with its estimated fair value. The method of determining the fair value is based on the Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") multiple of comparable businesses. If the Company determines that an indicator of goodwill impairment exists, then it must quantify the actual goodwill impairment charge, if any, by comparing the carrying value of goodwill to its estimated fair value, based on the fair value of the Company's assets and liabilities as of the impairment test date.

Intangible assets consist primarily of customer relationships and are amortized over their useful life which is based on the estimated timeframe over which the customer relationship is expected to contribute to the Company's future cash flows.

In evaluating the carrying value of intangible assets, the Company must determine if an indicator of impairment exists by comparing the carrying value of the asset with the estimated fair value. If the

carrying value of the intangible asset is greater than its fair value as of the impairment test date, the Company must record an impairment charge equal to the calculated excess.

F. *Income taxes*

The Company files both the federal and state tax return on a consolidated basis with its Parent. The Company accounts for its income taxes using FASB ASC 740, *Income Taxes*. FASB ASC 740 requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carry forwards.

The Company reduces the carrying amount of deferred income tax assets, including the expected future benefit of operating loss carry forwards by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized. Interest or penalties related to income tax deficiencies are reported as a component of income taxes. As of December 31, 2024, the Company performed its assessment of the realizability of deferred tax assets. Based on the anticipated reversal pattern of our taxable temporary differences, the Company concluded its deferred tax assets are "more likely than not" to be realized. Therefore, no valuation allowance is required.

G. *Fair Value Measurements*

Accounting guidance establishes a fair value hierarchy to prioritize the inputs to valuation techniques used to measure fair value. A financial instrument's level within the hierarchy is based on the lowest level of input that is significant to the fair value measurement. The three broad input levels are:

- Level 1 – quoted prices in active markets for identical assets or liabilities that the reporting entity could access at the reporting date.

- Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly; and

- Level 3 - inputs that are unobservable for the asset or liability. Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques considering the characteristics of the asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company's assessment of the significance of inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The Company's contingent earnout consideration payable is valued utilizing Level 3 inputs, as discussed in Note 6.

H. *Revenue recognition*

Commissions and advisory fees are computed as a percentage of the commissions paid by referred clients to the Company and the third-party broker-dealers. Commissions are recognized on a trade-date basis as

security transactions occur. Management has concluded the Company is entitled to commission revenue upon performing all contracted services for its customers, which is deemed to be on the trade date as it is the point in time which a customer acquires the economic benefit of a security. Advisory fees are recognized over the life of the contract based on the market values of assets under management, determined quarterly. The performance obligations are satisfied over the course of the contract as the customer simultaneously receives and consumes the benefits provided by the advisory services.

The recording of revenue based on the trade date occurs once the Company is informed by either the investment broker or the third-party broker-dealer of the amount of commissions and fees earned. The Company is entitled to commission and fee revenue upon completion of the performance obligation, which generally occurs prior to the receipt of payment. Thus, at the end of each period, the Company estimates the amount of revenue earned during the period for which no cash has been collected from the investment broker. The Company bases its estimate of earned, but not yet received, commission revenue at the end of a given period on historical data.

I.   *Recent Accounting Pronouncements*
In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740), to enhance disclosures related to income taxes, including specific thresholds for inclusion within the tabular disclosure of income tax rate reconciliation and specified information about income taxes paid. This update is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. Management is currently evaluating this standard.

J.   *Recently Adopted Accounting Pronouncements*
In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segments Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. We adopted this standard effective January 1, 2024.

Note 3: Transfer of Acquisitions

During 2024, the Company transferred various assets of account portfolios not required to be owned by the Company to affiliates that are also wholly owned subsidiaries of the Parent. The transaction was done at net book value of the assets at the time of the transfer.

The transfer allocation for the year ended December 31, 2024, is summarized in the table below:

	Gus Bates	Summit	Peak	BPG	Other	2024 Transfers
Allocation of transfer:						
Intangible assets:						
Goodwill……………………………	$ 4,172,177	$ 3,137,697	$ 1,404,463	$ 807,084	$ 1,280,359	$ 10,801,780
Customer relationships, net…………….	1,353,119	1,417,377	518,013	524,928	498,639	4,312,076
Total assets transferred……………….	$ 5,525,296	$ 4,555,074	$ 1,922,476	$ 1,332,012	$ 1,778,998	15,113,856
Contingent consideration………………	66,122	-	-	93,901	339,328	499,351
Total liabilities transferred…………….	66,122	-	-	93,901	339,328	499,351
Net book value of assets transferred…	$ 5,459,174	$ 4,555,074	$ 1,922,476	$ 1,238,111	$ 1,439,670	$ 14,614,505

Note 4: Business Acquisitions

During 2024, the Company acquired substantially all the assets of certain account portfolios for consideration of cash and contingent consideration. With these acquisitions, the Company has expanded its geographic footprint and investment products and services. Goodwill arising from these acquisitions is a result of expected synergies from combining operations and intangible assets that do not qualify for separate recognition, including the assembled workforce.

The consideration paid and net assets acquired during the year ended December 31, 2024, is summarized in the table below:

	Creative Financial Strategies	Legacy Planning Partners	2024 Acquisitions
Consideration paid:			
Cash………………………………………..	$ 1,154,903	$ 13,083,617	$ 14,238,520
Contingent earnout consideration payable…………	274,278	1,603,676	1,877,954
Total purchase price……………………………..	$ 1,429,181	$ 14,687,293	$ 16,116,474
Allocation of purchase price:			
Intangible assets:			
Goodwill……………………………………	$ 733,762	$ 7,490,389	$ 8,224,151
Customer relationships………………………..	684,578	6,932,330	7,616,908
Trade names…………………………..........	-	36,750	36,750
Tangible assets:			
Current assets…………………………….…	29,522	304,155	333,677
Total assets acquired…………………………….	$ 1,447,862	$ 14,763,624	$ 16,211,486
Current liabilities……………………………	18,681	76,331	95,012
Total liabilities acquired………………….........	18,681	76,331	95,012
Fair value of net assets acquired……………………	$ 1,429,181	$ 14,687,293	$ 16,116,474

Note 5: Goodwill and Intangible Assets

Goodwill

As of December 31, 2024, the goodwill balance is $73,201,393.

Changes in the carrying amount of goodwill for the year ended December 31, 2024, are as follows:

	Goodwill
Balance, January 1, 2024……………………………… $	78,767,198
Goodwill recorded in connection with acquisitions….	8,224,151
Goodwill transfer of acquistions…………………….	(10,801,780)
Goodwill impairment………………………………..	(2,988,176)
Balance, December 31, 2024……………………… $	73,201,393

During 2024, the Company transferred a portion of its goodwill to affiliates that are also wholly owned subsidiaries the Parent. This transfer aligns with the Company's strategic initiatives. The amount of transfer was $10,801,780. (See Note 3)

Customer Relationships

During 2024, the Company transferred a portion of its customer relationship asset to affiliates who are also wholly owned subsidiaries of the Company's parent. This transfer aligns with the Company's strategic initiatives. The amount of the transfer was $4,312,076. (See Note 3)

Customer relationships consist of gross cost of $69,058,866, accumulated amortization of $30,947,196 and net a carrying amount of $38,111,670 as if December 31, 2024.

During 2024, the Company reassessed the useful life of the impaired asset and reduced the useful life from 8 years to approximately 6 years.

The estimated useful life of the customer relationship intangible assets recorded in connection with an acquisition range from 5 years to 15 years.

Trade Names

In connection with certain of our acquisitions, the Company specifically identifies trade name intangible assets subject to amortization. Trade names are amortized on a straight-line basis over the applicable

estimated useful life. The estimated useful life of the trade name assets recorded in connection with an acquisition range from 1 year to 4 years.

The Company specifically identified its Hub International trade name as an indefinite-lived trade name. As of December 31, 2024, the indefinite-lived trade name is $518,946.

Broker Dealer Network

In connection with certain of our acquisitions, the Company specifically identified an indefinite-lived broker-dealer network intangible asset. As of December 31, 2024, the indefinite-lived broker dealer network is $194,000.

Note 6: Commitments and Contingencies

In connection with business acquisitions, the Company entered into agreements with the sellers to pay consideration that is contingent on achieving certain financial performance measures in future periods.

The fair value of contingent consideration was determined based on the Company's best estimate of the present value of the expected future earn-out payment. The fair value estimate of contingent consideration payable is based on observations of historical operating trends for the acquired businesses and current market and economic conditions that the Company believes may impact earnout variables such as revenue and operating profits. When estimating contingent earnout consideration, the Company historically does not utilize a range of possible estimates but instead determines a reasonable point estimate of expected future payments. The Company's best estimates of contingent earnout consideration liabilities are generally updated on, at minimum, an annual basis to reflect current market and operating conditions.

Note 7: Leases

The Company leases its office facilities. The lease terms are fixed, the Company does not have the sole option to renew, does not have rights of first refusal, or early termination rights. The Company is required to make additional payments under facility operating leases for taxes, insurance and other operating expenses incurred during the lease period. The Parent is a guarantor on certain of the Company's leases. In addition, some of the company's locations are in spaces under leases by the Parent or Subsidiaries. During 2024, the Company decided not to be a part of the lease renewal for its Houston, Texas office. That lease was taken on by an affiliate.

As of December 31, 2024, aggregate future minimum lease payments under the operating lease are as follows:

	Estimated Minimum Future Lease Payments, net
Due within:	
12-months…………………………………………	$ 206,814
13 to 24 months…………………………………	193,809
Total future minimum lease payments………………	400,623
Less: Present value discount…………………	(19,599)
Total operating lease liability	$ 381,024

The Company's ROU asset relates entirely to the leases described above, all of which are classified as operating leases. The ROU asset and related lease liability were calculated using the incremental borrowing rate of 5.5 percent.

Note 8: Income Taxes

The components of deferred tax assets and liabilities as of December 31, 2024, are as follows:

	As of December 31, 2024
Deferred tax asset:	
Book vs. tax basis difference for Intangible assets………………	$ 3,200,957
Accrued bonus……………………………………………	17,060
ASC 842 Lease Liability - Short Term…………………………	49,455
Total deferred tax asset………………………………………	3,267,472
Deferred tax liability:	
Book vs. tax basis difference for Intangible assets………………	(1,625,687)
Net deferred tax liability………………………………………	(1,625,687)
Net deferred tax asset…………………………………………	$ 1,641,785

The Company has determined that no reserve is required for uncertain tax positions.

The Company is subject to U.S. federal income tax as well as various other state income tax. The Company is no longer subject to examination by taxing authorities for the years before 2021, except for the State of California, which has a four-year statute**.**

Note 9: Related Party Transactions

The Parent and the Parent's other wholly owned subsidiaries (the "Subsidiaries") administer day-to-day operations and provide services to the Company such as payroll, insurance, employee benefits, accounting, record keeping, and information technology. In addition, the Parent and Subsidiaries provide the company's office space. In return, the Company pays the Parent and the Subsidiaries for operating expenses incurred and paid on its behalf in accordance with established service agreements.

Note 10: Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 promulgated pursuant to the Act, which requires maintaining a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and aggregate indebtedness changes day to day, but as of December 31, 2024, the net capital was $22,019,627 of which $21,286,512 was in excess of its required minimum net capital of $733,115. The ratio of aggregate indebtedness to net capital as of December 31, 2024, was 0.5 to 1.

Note 11: Subsequent Events

The subsequent events for the Company have been evaluated by management through the date the accompanying financial statement were issued.